Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-223311
Supplementing the
Preliminary Prospectus Supplement dated January 26, 2021
(To the Prospectus dated February 28, 2018)

Two Harbors Investment Corp. (the “Issuer”)

$250,000,000

6.25% Convertible Senior Notes due 2026

January 27, 2021

The information in this pricing term sheet supplements the Issuer’s preliminary prospectus supplement, dated January 26, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Two Harbors Investment Corp.
Ticker/Exchange for Common Stock:	TWO / The New York Stock Exchange (“NYSE”).
Trade Date:	January 28, 2021.
Expected Settlement Date:	February 1, 2021.
Securities Offered:	6.25% Convertible Senior Notes due 2026 (the “Notes”).
Aggregate Principal Amount Offered:	$250 million principal amount of Notes (or a total of $287.5 million principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes).
Public Offering Price:	100% of principal amount.
Maturity Date:	January 15, 2026, unless earlier repurchased, redeemed or converted.
Interest Rate:	6.25% per year.
Interest Payment Date:	Semiannually in arrears on January 15th and July 15th of each year beginning on July 15, 2021.

Record Dates:	Each January 1st and July 1st, beginning on July 1, 2021.
Closing Price:	$6.15 per share of the Issuer’s Common Stock on the NYSE on January 27, 2021.
Conversion Premium:	20% above the last reported sale price of the Issuer’s Common Stock on the NYSE on January 27, 2021.
Initial Conversion Price:	$7.38 per share of the Issuer’s Common Stock.
Initial Conversion Rate:	135.5014 shares of the Issuer’s Common Stock per $1,000 principal amount of the Notes.
Use of Proceeds:

The Issuer estimates that the net proceeds it will receive from the Offering will be approximately $243.4 million (or approximately $279.9 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from this offering first to repurchase a portion of the Issuer’s 2022 Notes in privately negotiated or open market transactions and to use the balance of such net proceeds, if any, for general corporate purposes. General corporate purposes may include the purchase of the Issuer’s target assets, including Agency RMBS, MSR and other financial assets, in each case subject to the Issuer’s investment guidelines, and to the extent consistent with maintaining the Issuer’s REIT qualification, the refinancing or repayment of debt, the repurchase or redemption of the Issuer’s common and preferred equity securities, and other capital expenditures.

Bookrunners:	J.P. Morgan Securities LLC Barclays Capital Inc. RBC Capital Markets, LLC
CUSIP:	90187BAB7

Ownership Limit to Preserve REIT Status:	Subject to certain exceptions, the Issuer’s charter restricts ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of its outstanding shares of Common Stock, or of its outstanding capital stock, in order to protect its status as a REIT for U.S. federal income tax purposes. Notwithstanding any other provision of the Notes, no holder of notes will be entitled to receive Common Stock following conversion of such Notes to the extent that receipt of such Common Stock would cause such holder (after application of certain constructive ownership rules) to exceed the ownership limit contained in the charter.
Conversion Rights:	Holders may convert their notes at their option prior to the close of business on the second scheduled trading day prior to the maturity date.
Fundamental Change:	Upon the occurrence of a “fundamental change” (as defined in the Preliminary Prospectus Supplement), subject to certain conditions, Holders may require the Issuer to purchase for cash all or part of such Holder’s Notes. The fundamental change purchase price will equal 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.
Increase in Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change:	Following the occurrence of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement), the Issuer will increase the conversion rate for a Holder who elects to convert its Notes in connection with such a corporate event in certain circumstances as described under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion In Connection With a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date or redemption notice date, as applicable, set forth below:

	TWO Common Stock Price
Effective Date	$6.15	$6.50	$6.75	$7.00	$7.38	$7.75	$8.00	$8.50	$9.00
February 1, 2021	27.1002	21.0723	17.3096	14.0171	9.8198	6.5574	4.7600	2.0447	0.4322
January 15, 2022	27.1002	21.0723	17.3096	13.9429	9.6572	6.3535	4.5538	1.8859	0.3633
January 15, 2023	27.1002	20.6631	16.7274	13.3029	8.9892	5.7084	3.9500	1.4200	0.1289
January 15, 2024	27.1002	19.5523	15.5274	12.0671	7.7886	4.6323	2.9963	0.8012	0.0000
January 15, 2025	27.1002	18.8800	13.2933	9.7571	5.6111	2.8168	1.5175	0.1318	0.0000
January 15, 2026	27.1002	18.3448	12.6467	7.3557	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $9.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $6.15 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 162.6016 shares of the Issuer’s Common Stock per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth in the Preliminary Prospectus Supplement under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.”

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the Notes or the offering thereof. This communication does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any shares of Issuer’s common stock.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.